Exhibit 99.1

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 SEPTEMBER 2011 and 2010

Expressed in U.S. Dollars

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed interim consolidated financial statements they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are responsibility of the Company’s management.

Continental Energy Corporation
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Financial Position
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

		30 September	30 June	1 July
		2011	2011	2010
	Note	$	$	$
ASSETS			(Note 14)	(Note 14)
Current
Cash		122,067	17,427	88,843
Receivables		2,440	2,383	1,881
Prepaid expenses and deposits		1,600	6,100	9,465

		126,107	25,910	100,189
Non-current assets
Investments	6	1	1	1
Exploration and evaluation assets	6	1	1	1
Property, plant and equipment	7	16,251	18,572	18,965

		142,360	44,484	119,156

LIABILITIES
Current
Accounts payable and accrued liabilities	12	801,435	816,866	284,787
Notes payable	8	31,359	30,603	-
Convertible debt	9	223,500	-	-
		1,056,294	847,469	284,787
CAPITAL AND RESERVES
Share capital	11	13,522,030	13,522,030	13,522,030
Reserves	11	8,598,147	8,396,983	7,140,572
Deficit		(23,034,111)	(22,721,998)	(20,828,233)

		(913,934)	(802,985)	(165,631)

		142,360	44,484	119,156

Nature of Operations and Going Concern (Note 1)

ON BEHALF OF THE BOARD:

“Richard L. McAdoo”, Director

“Robert V. Rudman”, Director

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

		For the three	For the three
		months	months
		ended	ended
		30 September	30 September
		2011	2010
	Note	$	$
			(Note 14)
Expenses
Accretion	9	1,235	-
Amortization	7	2,321	2,391
Consulting fees	12	30,000	22,500
Filing fees		1,891	-
Financing fees – warrants	11	160,994	1,115,458
Foreign exchange loss		(10,982)	(386)
Interest and bank charges		1,728	1,158
Investor relations		30,440	4,500
Management fees, salaries and wages	12	55,017	94,569
Office expenses		8,579	35,081
Professional fees		8,973	20,935
Rent, office maintenance and utilities		3,582	9,390
Shareholder communication and transfer agent		43	-
Share-based payments expense	11	12,435	147,894
Travel and accommodation		5,531	2,671

Loss before the undernoted		(311,787)	(1,456,161)

Other income (expenses)
Interest income		3	-
Gain on sale of CEPL	6	-	71,352
Write-off of resource property costs	6	(329)	(217)

Loss and Comprehensive Loss for the Period		(312,113)	(1,385,026)

Loss Per Share – Basic and Diluted		(0.00)	(0.02)

Weighted Average Number of Shares Outstanding		72,390,381	72,390,381

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Cash Flows
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

		For the three	For the three
		months	months
		ended	ended
		30 September	30 September
		2011	2010
	Note	$	$
Cash Resources Provided By (Used In)			(Note 14)
Operating Activities
Loss for the period		(312,113)	(1,385,026)
Items not affecting cash
Accretion	9	1,235	-
Amortization	7	2,321	2,391
Financing fees – warrants	11	160,994	1,115,458
Gain on sale of CEPL	6	-	(71,352)
Share-based payments expense	11	12,435	147,894
Write-off of exploration and evaluation costs	6	329	217
Changes in current assets and liabilities
Receivables		(57)	(3,044)
Prepaid expenses and deposits		4,500	(1,160)
Accounts payable and accrued liabilities		(14,675)	146,677

		(145,031)	(47,945)
Investing Activities
Exploration and evaluation expenditures	6	(329)	(217)

		(329)	(217)
Financing Activities
Convertible promissory note	9	250,000	-

		250,000	-

Change in Cash		104,640	(48,162)

Cash Position – Beginning of Period		17,427	88,843

Cash Position – End of Period		122,067	40,681

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Condensed Interim Consolidated Statement of Changes in Equity
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

	Share Capital
	Common Shares
				Accumulated
	Number	Amount	Reserves	Deficit	Total
		$	$	$	$
Balance – 30 June 2010	72,390,381	13,522,030	7,140,572	(20,828,233)	(165,631)
Financing fees - warrants	-	-	1,115,458	-	1,115,458
Share-based payments	-	-	147,894	-	147,894
Loss for the three months	-	-	-	(1,385,026)	(1,385,026)
Balance – 30 September 2010	72,390,381	13,522,030	8,403,924	(22,213,259)	(287,305)
Share-based payments	-	-	(6,941)	-	(6,941)
Loss for the nine months	-	-	-	(508,739)	(508,739)
Balance – 30 June 2011	72,390,381	13,522,030	8,396,983	(22,721,998)	(802,985)
Convertible debt issuance cost (Note 9)	-	-	12,975	-	12,975
Financing fees – warrants (Note 11)	-	-	160,994	-	160,994
Equity component of convertible debt (Note 9)	-	-	14,760	-	14,760
Share-based payments	-	-	12,435	-	12,435
Loss for the period	-	-	-	(312,113)	(312,113)
Balance – 30 September 2011	72,390,381	13,522,030	8,598,147	(23,034,111)	(913,934)

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

1.	Nature of Operations and Going Concern

Continental Energy Corporation (the “Company” or “Continental”) is incorporated under the laws of the Province of British Columbia, Canada. The Company’s corporate office, registered address and records office is located at Suite 2810 – 777 N. Ashley Drive, Tampa, Florida.

The condensed interim consolidated statements of financial position and statements of loss and comprehensive loss of the Company are presented in United States dollars (“U.S. dollars”), which is the functional currency of the Company. The Company trades its shares on the OTC Bulletin Board. The Company is an oil and gas exploration company engaged in the acquisition, exploration and development of oil and gas properties with the focus being on properties located in Indonesia held under production sharing contracts. The Company is an exploration stage company and none of its oil and gas properties are currently generating revenue. The recovery of the Company’s investment in resource properties and attainment of profitable operations is principally dependent upon financing being arranged by the Company to continue operations, explore and develop the resource properties and the discovery, development and sale of oil and gas reserves. The outcome of these matters cannot presently be determined because they are contingent on future events.

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred operating losses over the past several fiscal years, has no current source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its oil and gas projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire, explore and develop future oil and gas projects as well as funding ongoing administration expenses by issuance of share capital or through joint ventures. Ultimately the Company must achieve future profitable production or realize proceeds from the disposition of oil and gas interests acquired. Management intends to obtain additional funding by borrowing from directors and officers and issuing common stock in private placements. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. These uncertainties represent a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

If the going concern assumption were not appropriate for these condensed interim consolidated financial statements, liquidation accounting would apply and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses and such adjustments could be material.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

2.	Basis of Presentation

Statement of Compliance and Conversion to International Financial Reporting Standards The Canadian Accounting Standards Board (“ACSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises for financial periods beginning on and after 1 January 2011. The Company adopted IFRS for the period beginning 1 July 2011 with a transition date of 1 July 2010.

These condensed interim consolidated financial statements, including comparatives, have been prepared using accounting policies consistent with IFRS and in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The disclosures concerning the transition from Canadian GAAP to IFRS are included in Note 14.

3.	Significant Accounting Policies

a)	Significant Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Critical accounting estimates

Significant assumptions relate to, but are not limited to, the following:

  the carrying value and the recoverability of exploration and evaluation assets, which are included in the statements of financial position;

  the future environmental rehabilitation costs;

  the fair value determination of the Company’s promissory notes payable;

  the inputs used in accounting for the valuation of warrants and modification of their terms;

  the inputs used in accounting for share based payments expense which is included in the statements of loss and comprehensive loss; and

  the deferred income tax asset valuation allowance.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

b)	Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency of both the Company and its partially owned Indonesian subsidiary, CG Xploration Inc., is the U.S. dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, the Effects of Changes in Foreign Exchange Rates (“IAS 21”).

Any transactions in currencies other than the functional currency have been translated to the U.S. dollar in accordance with IAS 21. Transactions in currencies other than the functional currency are recorded at that rates of exchange prevailing on dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in the statements of loss and comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

c)	Loss per Share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. At 30 September 2011, the Company had no items which would have a dilutive effect on the loss per share.

d)	Interests in Joint Ventures

A joint venture can take the form of a jointly controlled entity, jointly controlled operation or jointly controlled asset. All joint ventures involve a contractual arrangement that establishes joint control. A jointly controlled entity is an entity in which the Company shares joint control over the strategic, financial and operating decisions with one or more venture partners through the establishment of a corporation, partnership or other entity. A jointly controlled operation involves the use of the assets and resources of the venture partners rather than the establishment of a corporation, partnership or other entity. The operation incurs its own expenses and liabilities and raises its own finances. A jointly controlled asset involves joint control of one or more of the assets acquired or contributed for the purpose of the joint venture. Each venture partner takes on a share of the output from the assets and bears an agreed share of the expenses.

All joint ventures are accounted for using the proportionate consolidation method. The Company’s proportionate share of the assets, liabilities, revenues, expenses, and cash flows of the joint venture are included in the condensed interim consolidated financial statements.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

e)	Share-based Payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The board of directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of the share purchase options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted. At each statement of financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

f)	Valuation of Warrants

The Company values warrants issued as part of a private placement unit by allocating the proceeds from the issue of units between common shares and common share purchase warrants on a pro-rata basis based on relative fair values as follows:

  the fair value of common shares is based on the market close on the date the units are issued; and

  the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

The fair value attributed to the warrants is recorded in Reserves.

g)	Exploration and Evaluation Assets

General exploration and evaluation (“E&E”) expenditures incurred prior to acquiring legal right to explore are charged to the consolidated statement of loss and comprehensive loss.

E&E expenditures incurred subsequent to acquisition of the legal right to explore are capitalized and accumulated in cost centers established on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, cost of drilling exploratory wells, and overhead charges directly related to acquisition and exploration activities, less any government incentives relating thereto. E&E assets are not depleted and moved into property, plant and equipment when they are determined to meet certain technical feasibility and commercial viability thresholds determined by management. Upon transfer to property, plant and equipment, E&E assets are assessed for impairment in addition to regular impairment reviews to ensure they are not carried at amounts above their estimated recoverable values.

The costs related to each cost center in the development stage is depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country. Oil and natural gas reserves and production is converted into equivalent units based upon estimated relative energy content

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

The capitalized costs less accumulated amortization in each cost centre from which there is production is limited to an amount equal to the estimated future net revenue from proved reserves (based on estimated future prices and costs at the statement of financial position date) plus the cost (net of impairments) of unproved properties ("ceiling test"). The total capitalized costs less accumulated depletion and amortization of all cost centres is further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

h)	Decommissioning Liabilities

The Company provides for the costs of decommissioning associated with long-lived assets, including the abandonment of crude oil and natural gas wells, related facilities, compressors, gas plants, removal of equipment from leased acreage and returning such land in a condition as it is contractually obligated. The best estimate of each asset decommissioning liabilities is recorded in the period a well or related asset is drilled and evaluated, constructed or acquired. The decommissioning liabilities is measured in the consolidated statement of financial position at the fair value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. A corresponding amount is capitalized as part of property, plant and equipment. Any further adjustment arising from a reassessment of estimated cost of the decommissioning liabilities also has a corresponding amount capitalized, whilst the charge arising from the accretion of the discount applied to the decommissioning liabilities is treated as a component of finance costs in the consolidated statement of loss and comprehensive loss.

Management has not identified any significant legal or expected decommissioning liability as at 30 September 2011.

i)	Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is charged so as to write-off the cost of these assets, less residual value, over their estimated useful economic lives, for the following classes of assets:

  Automobiles – 50% declining balance basis;

  Computer equipment and software – 50% declining balance basis; and

  Furniture and field survey equipment – 50% declining balance basis.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

j)	Impairment

Financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss as follows:

(i)

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

(ii)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of loss and comprehensive loss. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to the statement of loss and comprehensive loss.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

Non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its long lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU s, or otherwise they are allocated to the smallest group of CGU s for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in comprehensive income.

Where an impairment loss subsequently reverses for assets with a finite useful life, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of an impairment loss is recognized immediately in comprehensive income.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

k)	Financial Instruments

Financial assets

Financial assets are classified into one of the following categories:

  fair value through profit or loss (“FVTPL”);

  available for sale (“AFS”);

  held-to-maturity (“HTM”); and

  loans and receivables.

The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

(i) FVTPL financial assets

Financial instruments are classified as FVTPL when the financial instrument is held for trading or it is designated as FVTPL.

A financial instrument is classified as held for trading if:

  it has been acquired principally for the purpose of selling in the near future;

  it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-making; or

  it is a derivative that is not designated and effective as a hedging instrument.

Financial instruments classified as FVTPL are stated at fair value with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized incorporates any dividend or interest earned on the financial instrument.

The Company has classified cash as FVTPL.

(ii) AFS financial assets

Investments held by the Company that are classified as AFS are stated at fair value. Gains and losses arising from changes in fair value are recognized directly in equity in the investments revaluation reserve. Interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, are recognized directly in profit or loss rather than equity. When an investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in profit or loss for the period.

The fair value of AFS monetary assets denominated in a foreign currency is translated at the spot rate at the statement of financial position date. The change in fair value attributable to translation differences due to a change in amortized cost of the asset is recognized in profit or loss, while all other changes are recognized in equity.

The Company has classified its investment in Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) as AFS financial assets (Note 6).

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

(iii) HTM investments

Investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs.

(iv) Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses. The impairment loss of receivables is based on a review of all outstanding amounts at year end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

The Company has classified receivables as loans and receivables.

(v) Effective interest method

The effective interest method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial instrument, or, where appropriate, a shorter period.

(vi) Derecognition of financial assets

A financial instrument is derecognized when:

  the contractual right to the asset’s cash flows expire; or

  if the Company transfers the financial instrument and all risks and rewards of ownership to another entity.

Financial liabilities

Financial liabilities are classified into one of the following categories:

  fair value through profit or loss (“FVTPL”); or

  other financial liabilities.

The classification is determined at initial recognition and depends on the nature and purpose of the financial liability.

(i) FVTPL financial liabilities

This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried on the statement of financial position at fair value with changes in fair value recognized in the statements of loss and comprehensive loss.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

(ii) Other financial liabilities

These are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period.

The Company has classified accounts payable and accrued liabilities, notes payable and convertible debt as other financial liabilities.

(iii) Effective interest method

The effective interest method calculates the amortized cost of a financial liability and allocates interest expense over the corresponding period. The effective interest rate is the rate that discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period.

Expense is recognized on an effective interest basis for debt instruments other than those financial instruments classified as FVTPL.

(iv) Derecognition of financial liabilities

Financial liabilities are derecognized when the Company’s obligations are discharged, cancelled or they expire.

l)	Compound financial instruments

Compound financial instruments issued by the Company comprise convertible promissory notes that can be converted into fixed number of common shares of the Company. The liability component of the compound financial instrument is recognized initially at the fair value of a similar liability that does not have any equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition.

m)	Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statements of loss and comprehensive loss.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

Deferred taxes are recorded using the statement of financial position liability method. Under the statement of financial position liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against the excess.

The following temporary differences do not result in deferred tax assets or liabilities:

  the initial recognition of assets or liabilities that do not affect accounting or taxable profit; and

  goodwill.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

4.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its oil and gas properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.

In the management of capital, the Company includes the components of shareholders’ equity as well as cash and accounts receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements, acquire or dispose of assets or adjust the amount of cash and short-term investments.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments selected with regards to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the three months ended 30 September 2011

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

5.	Financial Instruments

Categories of financial instruments

	30 September	30 June	1 July
	2011	2011	2010
	$	$	$
Financial assets
FVTPL
Cash	122,067	17,427	88,843
AFS assets
Investments*	1	1	1
Loans and receivables
Receivables	2,440	2,383	1,881

	124,508	19,811	90,725

* Investments are recorded at $1 as fair value is not reliably determined.

	30 September	30 June	1 July
	2011	2011	2010
	$	$	$
Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	801,435	816,866	284,787
Notes payable	31,359	30,603	-
Convertible debt	223,500	-	-

	1,056,294	847,469	284,787

Fair value of financial instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1   – unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2   – inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3   – inputs that are not based on observable market data.

The Company’s classifications of financial instruments within the fair value hierarchy are summarized below:

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

	30 September	30 June	1 July
	2011	2011	2010
	$	$	$
Level 1
Cash	122,067	17,427	88,843
Level 2	-	-	-
Level 3	-	-	-
	122,067	17,427	88,843

The carrying value of receivables, accounts payable and accrued liabilities, notes payable and convertible debt approximated their fair value because of the short-term nature of these instruments.

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company’ financial instruments are summarized below.

a)	Currency risk

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar through expenditures that are denominated in Canadian dollars and Indonesian Rupiahs. Also, the Company is exposed to the impact of currency fluctuations on its monetary assets and liabilities.

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than U.S. dollars:

						Accounts
						payable and
						accrued
30 September 2011		Cash		Receivables		liabilities
Canadian dollars		$5,845		$4,635		$(31,396)
Indonesian Rupiah	RP	94,055,754	RP	-	RP	(22,500,000)

						Accounts
						payable and
						accrued
30 June 2011		Cash		Receivables		liabilities
Canadian dollars		$59		$2,327		$(97,526)
Indonesian Rupiah	RP	4,476,099	RP	-	RP	(22,500,000)

						Accounts
						payable and
						accrued
1 July 2010		Cash		Receivables		liabilities
Canadian dollars		$304		$1,881		$(32,793)
Indonesian Rupiah	RP	11,911,357	RP	-	RP	(72,236,435)

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

At 30 September 2011, with other variables unchanged, a +/- 10% change in exchange rates would decrease/increase pre-tax loss by $1,222.

b)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash is held by large Canadian and International financial institutions. Receivables consist of goods and services taxes due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to receivables is remote.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to maintain sufficient capital to meet short term obligations. As at 30 September 2011, the Company had a cash balance of $122,067 (30 June 2011 - $17,427; 1 July 2010 - $88,843) which is not sufficient to settle current liabilities of $1,056,294 (30 June 2011 - $847,469; 1 July 2010 - $284,787). Management is currently working on obtaining financing to meet these obligations.

d)	Interest rate risk

The Company has a positive cash balance and its debt bears interest at fixed rates. The Company has no significant concentrations of credit risk arising from operations. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

e)	Commodity price risk

The Company’s ability to raise capital to fund exploration and evaluation activities is subject to risks associated with fluctuations in the market price of natural gas. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

6.	Exploration and Evaluation Assets

Bengara-II
$
Balance at 1 July 2010	1
General exploration	515
Exploration costs written off	(515)
Balance at 30 June 2011	1
General exploration	329
Exploration costs written off	(329)
Balance at 30 September 2011	1

Bengara-II Property

During the three month period ended 30 September 2011, the Company incurred $329 (30 September 2010 – $217) in geological and geophysical interpretation and evaluation costs on the joint venture area of mutual interest surrounding the Bengara-II PSC in Indonesia. At 30 September 2011 and 2010, no future benefits could be attributed to this property and consequently the capitalized cost were written off.

CGB2

By share purchase and transfer agreements with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”), a company incorporated in the British Virgin Islands which owned a 100% interest in the Bengara-II PSC in Indonesia.

The Company accounted for the acquisition of CGB2 using the purchase method. On 1 January 2000, the Company farmed out 40% of its 100% interest in CGB2 and its respective underlying properties to GeoPetro.

On 29 September 2006, the Company sold 70% of its 60% interest in CGB2 to CNPC (Hong Kong) Limited (“CNPC-HK”) for a gain of $23,906 and an obligation by CNPC-HK to carry the Company's share of the costs of drilling 4 exploration wells. The Company retained an 18% shareholding of CGB2, which is recorded at $1 in these condensed interim consolidated financial statements as fair value was not reliably determined.

CEPL

During the year ended 30 June 2011, the Company sold 100% of its shares in its inactive subsidiary Continental Energy Pte. Ltd. (“CEPL”) to Transafrica Management SARL (60%) and C&S Infrastructure LLC (40%) for consideration of $71,500 which was to be paid on or before 1 November 2010. Included in the Company’s deficit are the results of operations of CEPL from the date of incorporation to 20 September 2010.

This transaction resulted in a gain of $71,352 based on the net book values recorded in CEPL as at 30 September 2010.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

Assets	$148
Liabilities	-

Net book value of CEPL	148
Consideration on disposition	71,500

Gain on disposition of CEPL	$71,352

Ownership of the CEPL shares was transferred; however payment has not been received by the Company. During the year ended 30 June 2011 the amount receivable was written off as bad debt expense.

7.	Equipment

		Computer	Furniture and
		equipment	field
	Automobiles	and software	equipment	Total
	$	$	$	$
Cost
Balance as at 1 July 2010	35,040	81,178	27,167	143,385
Additions for the year	3,734	7,146	2,754	13,634
Balance as at 30 June 2011	38,774	88,324	29,921	157,019
Balance as at 30 September 2011	38,774	88,324	29,921	157,019

Accumulated Depreciation
Balance as at 1 July 2010	30,767	69,636	24,017	124,420
Depreciation for the year	3,381	8,153	2,493	14,027
Balance as at 30 June 2011	34,148	77,789	26,510	138,447
Depreciation for the period	578	1,317	426	2,321
Balance as at 30 September 2011	34,726	79,106	26,936	140,768

Carrying Amounts
Balance as at 1 July 2010	4,273	11,542	3,150	18,965
Balance as at 30 June 2011	4,626	10,535	3,411	18,572
Balance as at 30 September 2011	4,048	9,218	2,985	16,251

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

8.	Notes Payable

On 17 February 2011 the Company received a $15,000 loan from a director in exchange for a promissory note. The loan accrues interest at the rate of 10% per annum and was repayable on 17 May 2011. The loan remains outstanding after the maturity date and no new terms have been negotiated. Interest of $378 was accrued for this loan during three month period ended 30 September 2011.

On 13 June 2011 the Company received a $10,000 loan from a director in exchange for a promissory note. A further $5,000 was received from the same director on 23 June 2011 with the same terms as the previous note. The loans accrue interest at the rate of 10% per annum and were repayable on 13 October 2011 and 23 October 2011, respectively. The loans remain outstanding and no new terms have been negotiated. Total interest of $378 was accrued for these loans during the three month period ended 30 September 2011.

9.	Convertible Debt

Total
$
Balance as at 1 July 2010 and 30 June 2011	-
Principal	250,000
Transaction cost – liability component	(12,167)
Equity component	(15,568)
Accretion expense for the period	1,235
Balance as at 30 September 2011	223,500

On 21 September 2011, the Company issued a convertible promissory note for proceeds of $250,000. The amount bears interest at a rate of 10% per annum and matures on 16 September 2012. Interest is payable in quarterly installments. The promissory note is convertible, at the election of the holder, at any time during its term into 3,125,000 common shares of the Company, valued at $0.08 per share. As additional consideration, the Company issued 1,562,500 warrants (“the additional consideration warrants”) (Note 11) to the note holder, exercisable at $0.12 per share up to 21 September 2013.

The fair value of the liability and the equity component were calculated on issuance of the promissory note. The fair value of the liability component was calculated using an estimated market related interest rate of 18% and was determined to be $234,432. The residual amount of $15,568, representing the value of the equity component is included in shareholder’s equity in reserves. The fair value of the equity component was allocated 61% to the conversion feature and 39% to the 1,562,500 warrants granted as additional consideration using Black-Scholes option pricing model with the following assumptions:

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

		Additional
	Conversion	Consideration
	Feature	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	213.52%	234.52%
Risk-free interest rate	0.11%	0.21%
Expected life of options (years)	1.00	2.00

Also in conjunction with the convertible promissory note, the company issued 250,000 finders’ warrants (Note 11) to an arms-length third party, exercisable at a price of $0.12 per share up to 21 September 2013. The fair value of the finders’ warrants was estimated to be $12,975, using the Black-Scholes option pricing model with the following assumptions:

Finder’s
Warrants
Expected dividend yield	Nil
Expected stock price volatility	234.52%
Risk-free interest rate	0.21%
Expected life of options (years)	2.00

$12,167 of the fair value of finders’ warrants has been allocated to the liability component and is being amortized to the statement of loss and comprehensive loss over the life of the loan.

The liability component continues to be presented on the amortized cost basis and is being accreted based on effective interest rate of 22.54% per annum.

10.	Investment in Joint Venture

CG Xploration Inc. (“CGX”) is a 50% owned joint venture incorporated in the state of Delaware on 18 November 2005. The Company owns 50% of CGX and an unrelated third party, GeoPetro Resources Company (“GeoPetro”) of San Francisco owns 50%. CGX is operated for the purposes of identifying and developing new oil and gas production sharing contract property acquisitions on behalf of the Company and GeoPetro within a geographically defined area of mutual interest in Indonesia. CGX has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these condensed interim consolidated financial statements.

The following is a summary of the Company’s 50% proportionate share of expenses, assets and liabilities:

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

	30 September	30 June	1 July
	2011	2011	2010
	$	$	$
Current assets	5,731	7,890	9,129
Non-current assets	-	-	15,601
Total assets	5,731	7,890	24,730

Current liabilities	13,578	16,193	8,997
Total liabilities	13,578	16,193	8,997

	For the three	For the three
	months	months
	ended	ended 30
	30 September	September
	2011	2010
	$	$
Operating Expenses	126	55,747
Write-down of resource property costs	329	217
Net loss for the period	455	55,694

11.	Share Capital

Authorized Share Capital

500,000,000 common shares without par value
500,000,000 preferred shares without par value

Shares issued

There were no shares issued during the period ended 30 September 2011.

Stock options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the Company's board of directors. Options vest on the grant date unless otherwise determined by the Company's board of directors. The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time, and the maximum number of options held by any one individual at any one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

a)	Movements in share options during the period

		Weighted Average
	Number of	Exercise Price
	Options	per Share
Options outstanding, 1 July 2010	10,750,000	0.07
Options expired	(1,750,000)	0.07
Options outstanding, 30 June 2011 and 30 September 2011	9,000,000	$0.07

b)	Fair value of options

On 21 September 2011, a total of 650,000 outstanding incentive stock options with an exercise price of $0.07 and terms expiring between 31 December 2011 and 30 June 2012 were amended to all have a new expiry date of 31 December 2012. The Company calculated the incremental increase in fair value of these amended stock options to be $12,435, which has been charged to the statement of loss and comprehensive loss.

During the year ended 30 June 2011, a total of 1,750,000 outstanding incentive stock options having an exercise price of $0.07 expired unexercised.

On 29 September 2010, a total of 8,640,000 outstanding incentive stock options granted to directors and senior officers with an exercise price of $0.07 and terms expiring between 31 December 2010 and 2011 were amended to all have new expiry dates between 31 December 2011 and 31 December 2012.

The fair value of options amended was estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

	For the three	For the three
	months ended	months ended
	30 September 2011	30 September 2010
Expected dividend yield	Nil	Nil
Expected stock price volatility	218%	262%
Risk-free interest rate	0.11%	1.42%
Expected life of options (years)	1.28	2.18

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

c)	Share options outstanding

A summary of the Company’s options outstanding as at 30 September 2011 is as follows:

			Remaining
Options	Options	Price per	contractual life
Outstanding	Exercisable	Share	(years)	Expiry date
660,000	660,000	$0.07	0.25	31 December 2011
8,340,000	8,340,000	$0.07	1.25	31 December 2012

9,000,000	9,000,000

The weighted average exercise price of the options exercisable at 30 September 2011 is $0.07.

Warrants

a)	Movements in warrants during the period

		Weighted Average
	Number of	Exercise Price
	Warrants	per Share
Warrants outstanding, 1 July 2010 and 30 June 2011	17,968,000	$0.15
Warrants granted	1,812,500	0.12
Warrants outstanding 30 September 2011	19,780,500	$0.14

b)	Fair value of warrants

On 21 September 2011, the Company issued 1,562,500 warrants to the holder of a convertible promissory note as additional consideration. The warrants are exercisable at $0.12 up to 21 September 2013. In addition, the Company also issued 250,000 finders’ warrants to an arms’ length third party, exercisable at a price of $0.12 per share up to 21 September 13.

On 21 September 2011, the terms of 3,975,000 outstanding share purchase warrants having an exercise price of $0.07 and an expiry date of 31 December 2011 were modified to have an exercise price of $0.07 and an expiry date of 31 December 2013.

The Company calculated the incremental increase in the fair value of these amended warrants to be $160,994 which was charged to the statement of loss and comprehensive loss.

On 29 August 2010, a total of 10,000,000 outstanding share purchase warrants having an exercise price of $0.90 and an expiry date of 29 August 2010 were re-priced to have an exercise price of $0.20 and an expiry date of 29 August 2012. The Company calculated the incremental increase in the fair value of these amended warrants to be $1,115,458 which was charged to the statement of loss and comprehensive loss.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

The Company revalued certain share purchase warrants, with vesting provisions, which were granted to an investor relations company in fiscal 2010. The incremental increase in the fair value of these revalued warrants was calculated to be $4,639 which was charged to statement of loss and comprehensive loss as share-based payments expense.

The fair value of warrants amended was estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

	For the three	For the three
	months ended	months ended
	30 September 2011	30 September 2010
Expected dividend yield	Nil	Nil
Expected stock price volatility	232%	271%
Risk-free interest rate	0.21%	1.28%
Expected life of options (years)	2.28	2.00

c)	Warrants outstanding

A summary of the Company’s warrants outstanding as at 30 September 2011 is as follows:

Number of	Price per
Shares	Share	Expiry Date
1,000,000	$0.07	31 December 2011
10,000,000	$0.20	29 August 2012
350,000	$0.09	16 September 2012
2,643,000	$0.10	26 February 2013
1,812,500	$0.12	21 September 2013
3,975,000	$0.07	31 December 2013

19,780,500

The weighted average life of share purchase warrants outstanding as at 30 September 2011 was 1.16 years.

12.	Related Party Transactions

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions and balances between the Company and other related parties are disclosed below.

a)

As at 30 September 2011, $470,000 (30 June 2011 - $445,000) is payable to officers of the Company. This amount is included in accounts payable and accrued liabilities and is unsecured, non-interest bearing and has no specific terms for repayment.

As at 30 September 2011, the Company has received an aggregate of $138,527 (30 June 2011 -$132,240) in advances from a related party. This amount is included in accounts payable and

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

accrued liabilities and is unsecured, non-interest bearing and has no specific terms for repayment.

b)	Compensation of key management personnel

		For the three	For the three
		months ended	months ended
	Note	30 September 2011	30 September 2010
		$	$
Salary	(i)	75,000	75,000
Financing fees	(ii)	113,000	-

(i)	Key management personnel were not paid post-employment benefits, termination benefits or other long-term benefits during the three months ended 30 September 2011 and 2010.
(ii)

On 21 September 2011, the Company amended the terms of certain outstanding share purchase warrants (Note 11) to have a new expiry date of 31 December 2013. The amount attributable to directors and officers of the Company is $113,000 and has been recorded on the statements of loss and comprehensive loss as an increase in financing costs for the period.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by all the related parties.

13.	Segmented Information

The Company’s business consists of only one reportable segment, namely exploration and evaluation of oil and gas properties. Details on a geographical basis are as follows:

	30 September	30 June	1 July
	2011	2011	2010
Total Assets	$	$	$

North America	104,154	13,301	80,989
East Asia	38,206	31,183	38,167
	142,360	44,484	119,156

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

	For the	For the
	three months	three months
	ended	ended
	30 September	30 September
	2011	2010
Net loss	$	$

North America	281,806	1,322,215
East Asia	30,307	62,811
	312,113	1,385,026

14.	Transition to International Financial Reporting Standards

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date with all adjustments to assets and liabilities taken to deficit unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated 1 July 2010:

(i)	IFRS 3 - Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after 1 July 2010.

(ii)	IFRS 2 – Share-based Payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payments to equity instruments that were granted on or before 7 November 2002, or equity instruments that were granted subsequent to 7 November 2002 and vested before the later of the date of transition to IFRS and 1 January 2005. The Company has elected not to apply IFRS 2 to awards that were granted prior to 7 November 2002 and vested before 1 July 2010.

(iii)	IFRS 6 – Exploration and evaluation of mineral resources

IFRS 1 provides specific relief in respect of oil and gas assets in that it states that on transition to IFRS, where an entity has applied full cost accounting under its previous GAAP, its oil and gas assets may be measured as follows:

  For exploration and evaluation assets, at the carrying value determined under Canadian GAAP; and

  For assets in the development and production phases, at the amount determined for the cost center under Canadian GAAP allocated pro rata using reserves volumes or values at the transition date.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three month periods ended 30 September 2011 and 2010
Expressed in U.S. Dollars

The Company has chosen to apply the exemption and continue using the cost of its exploration and evaluation assets determined under Canadian GAAP.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated 1 July 2010:

(i)	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of 1 July 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. The adoption of IFRS did not have a material impact on the Company’s statements of loss and comprehensive loss and cash flow from operating, investing, and financing activities for the year ended 30 June 2011 and the three month period ended 30 September 2010 as previously presented under Canadian GAAP. There was also no material impact on the Company’s statement of equity as at 1 July 2010, for the three month period ended 30 September 2010 and for the year ended 30 June 2011 as presented under Canadian GAAP.

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION
For the First Quarter Ended September 30, 2011 of the Fiscal Year Ending June 30, 2012

The following management discussion and analysis (“MD&A”) of the Company has been prepared as of December 15, 2011 and is intended to supplement and complement Continental Energy Corporation’s (“Continental” or “the Company”) unaudited condensed interim consolidated financial statements for the three months ended September 30, 2011. All financial information has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standard (“IAS”) 34. All amounts disclosed are in United States dollars unless otherwise stated.

NATURE OF BUSINESS

Continental is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated. There is a long and positive history of oil exploration success in Indonesia and geological conditions are favorable for hydrocarbon accumulation. Continental owns an 18% participating interest in an Indonesian production sharing contract area covering 901,668 acres, the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

HIGHLIGHTS OF THE PAST QUARTER

The “Past Quarter” ended September 30, 2011 marks the end of the First Quarter of the Company’s annual fiscal year ending June 30, 2012. Significant events having material effect on the business affairs of the Company which have occurred during the Past Quarter are summarized below:

New CFO Contract
On August 1, 2011, the Company entered into a new employment contract directly with its Chief Financial Officer (“CFO”) for the amount of $7,500 per month. Previously the CFO had been retained under the auspices of Aspen Capital Partner, where he was a managing partner.

Convertible Promissory Note
On September 21, 2011, the Company issued a convertible promissory note for proceeds of $250,000. The amount bears interest at a rate of 10% per annum and matures on September 16, 2012. The note is convertible, at the election of the lender, at any time during its term into 3,125,000 shares valued at $0.08 per share. As additional consideration, the Company issued to the note holder 1,562,500 warrants exercisable at a price of $0.12 per share up to September 21, 2013. Also in conjunction with the placement of the note, the Company issued 250,000 finder's warrants to an arms-length third party, also exercisable at a price of $0.12 per share up to September 21, 2013.

Bengara-II 3D Seismic Completed
Pursuant to a press release dated September 27, 2011 the Company announced the hard fought completion of 3D seismic acquisition and processing operations on its Bengara-II Block, Indonesia. The Bengara-II block production sharing contract is owned and operated by Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”), a company in which Continental has retained 18% interest. Surface damage claims disputes with prawn farm operators in the area of the seismic data acquisition program commenced in 2009. These delays have resulted in accumulated delays of two years to the original estimated date for completion of seismic recording operations. These disputes have led to considerable cost increases due to standby charges during down times, and duplication of work; particularly re-surveying, re-bridging, and the re-drilling of seismic shot-holes, made necessary by physical deterioration due to extended periods of inactivity.

CGB2 has applied for lost time compensation to extend the exploration period of the Bengara-II PSC for an additional two years due to these delays. CGB2 has also revised its 2011 budget and increased its estimate of the total cost of the combined 3D and 2D seismic program by an additional $11.6 million, bringing the total estimated completion cost for the 2009 Bengara-II seismic program to $35 Million.

Field shooting and recording operations on the 3D portion of the 2009 Bengara-II block seismic acquisition program are now completed. The full original 3D program of 178 square kilometers (120 km2 full fold) has been recorded. Computer processing of the entire 3D program is also now completed.

Original 2009 plans called for a total of 920 line kilometers of new 2D seismic data to also be shot and recorded. Repositioning of some lines and abandonment of others due to the prawn farm issues has resulted in a reduction of the planned 2D program. CGB2 now expects to complete a total of 685 line kilometers of new 2D seismic recording.

CGB2 is currently finalizing its 2012 work program and budget and the Company will update 2012 drilling plans when the budget is finalized. The drilling of the Muara Makapan-2 appraisal well originally planned for late third quarter 2011 will be delayed by the late completion of the seismic and will likely commence in second quarter 2012.

Dissolution of CGX
The Company and GeoPetro Resources Company (“GeoPetro”) came to a mutual agreement to dissolve the 50/50 joint venture corporate entity, CG Xploration Inc. ("CGX") and commenced activities to wind up and liquidate it by the end of calendar 2011.

Share Purchase Warrants Activity
During the Past Quarter, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – A total of 1,812,500 new warrants were issued in connection with a convertible promissory note. The new warrants are exercisable at a price of $0.12 per share up to September 21, 2013.

Expiry - No share purchase warrants expired.

Amendments – The term of 3,975,000 share purchase warrants were extended to expire on December 31, 2013 with no change to their exercise price of $0.07 each.

Incentive Stock Options Activity
During the Past Quarter, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry – No outstanding incentive stock options expired.

Amendments – The term of 650,000 incentive stock options were extended to expire on December 31, 2012 with no change to their exercise price of $0.07 each.

Common Share Conversion Rights Activity
During the Past Quarter, the following activity involving the common share conversion rights issued by the Company occurred:

Exercises - There were no exercises of outstanding common share conversion rights.

New Issues – On September 21, 2011 the Company issued conversion rights in the amount of 3,125,000 shares as part and parcel of a convertible promissory note which raised proceeds of $250,000 for the Company as described above. The conversion rights provide that the note holder may convert the $250,000 note into common shares of the Company at a conversion rate of $0.08 per share. The rights expire on actual repayment of the note. The note provides for repayment on its maturity on September 16, 2012.

Expiry – No outstanding common shares conversion rights expired.

Amendments – There were no amendments to the terms of any outstanding common share conversion rights.

Shares Issues
Subsequent to the end of the Past Quarter and up to the date of this report, no new shares were issued.

SHAREHOLDING

As of the date of this report the Company had 72,390,381 common shares issued and outstanding.
As of the date of this report the Company had 9,000,000 unexercised stock options issued and outstanding.
As of the date of this report the Company had 19,780,500 unexercised warrants issued and outstanding.
As of the date of this report the Company had Nil preferred shares issued and outstanding.

SUBSEQUENT EVENTS

The “Past Quarter” ended September 30, 2011 marks the end of the First Quarter of the Company’s annual fiscal year ending June 30, 2012. There are no significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter but prior to publication of this report are summarized below:

Field shooting and recording operations on the revised 2D portion of the 2009 Bengara-II block seismic acquisition program were completed in November 2011.

RESULTS OF OPERATIONS

Financial Results for the First Quarter Ended September 30, 2011
The “Past Quarter” ended September 30, 2011 marks the end of the First Quarter of the Company’s annual fiscal year ending June 30, 2012.

•	Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly financial statements prepared by management. The Company’s interim consolidated financial statements are prepared in accordance with accounting policies consistent with IFRS.

		Loss from	Basic and Diluted
		Continued	Income (Loss) per
		Operations and	Share from Continued
		Net Income	Operations and Net
	Revenues	(loss)	Income (loss)
Period	$	$	$
1st Quarter 2012	Nil	(312,113)	(0.00)
4th Quarter 2011	Nil	(186,529)	(0.00)
3rd Quarter 2011	Nil	(139,065)	(0.00)
2nd Quarter 2011	Nil	(183,145)	(0.00)
1st Quarter 2011	Nil	(1,385,026)	(0.02)
4th Quarter 2010	Nil	(245,489)	(0.00)
3rd Quarter 2010	Nil	(409,091)	(0.01)
2nd Quarter 2010	Nil	(273,499)	(0.00)

Quarterly results will vary in accordance with the Company’s exploration and financing activities. The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favourable terms, the Company’s activity levels and the size and scope of planned exploration projects will increase.

Another factor that affects the Company’s reported quarterly results are write-downs or write-offs of capitalized exploration and evaluation assets. The Company will write-down or write-off capitalized exploration and evaluation assets when exploration results indicate that no further work is warranted. The size and timing of these write-offs cannot typically be predicted and affect the Company’s quarterly results. The Company regularly reviews its oil and gas properties to determine whether or not a write-down or write-off of the capitalized exploration and evaluation assets is required.

Non-cash costs such as share based payments expense and financing fees also effect the size of the Company’s quarterly loss.

•	Liquidity

As at September 30, 2011, the Company’s condensed interim consolidated financial statements reflect a working capital deficit of $930,187. This represents a decrease in working capital of $108,628 compared to the June 30, 2011 working capital deficit of $821,559. The main use of funds during the current period was the Company’s general and administrative expenditures during the period.

The cash balance at September 30, 2011 was $122,067 compared to $17,427 as at September 30, 2011, representing an increase of $104,640.

The Company used $145,031 for operating activities during the three month period ended September 30, 2011 compared with $47,945 in the three month period ended September 30, 2010, related to the ongoing general and administrative expenses of the Company.

Cash resources used for investing activities during the year ended September 30, 2011 was $329 compared with $217 for the three month period ended September 30, 2010, consisting solely of exploration and evaluation expenditures on the Company’s oil and gas properties. The Company’s oil and gas property expenditures continue to be at a maintenance level until management decides to commence further exploration an development of its Indonesian properties.

Cash resources provided by financing activities during the three month period ended September 30, 2011 was $250,000 compared with $Nil in the three month period ended September 30, 2010, consisting entirely of the proceeds received upon issuance of the convertible promissory note as disclosed above.

•	Operations

Overall, the Company had a loss from operations during the three month period ended September 30, 2011 of $312,113 compared to $1,385,026 in the three month period ended September 30, 2010. The Company had a loss per share of $0.00 in 2011 compared to a loss per share of $0.02 in 2010.

General and administrative expenses decreased by $1,144,374 from $1,456,161 to $311,787 for the three month periods ended September 30, 2011 and 2010, respectively. The significant changes to general and administrative expenses are as follows: Most significantly, non-cash financing fees decreased from $1,115,458 to $160,994 as terms of fewer outstanding share purchase warrants were modified resulting in a lower incremental fair value charge during the three month period ended September 30, 2011. The majority of the other expenditure items in this category also decreased from 2010 to 2011 including management fees, which decreased from $94,569 to $55,017 as a result of the termination of an employment contract during the prior year and the resignation of a director in the current year. Office expenses decreased from $35,081 to $8,579 as a result of the sale of the Company’s inactive subsidiary, Continental Energy Pte. Ltd. (“CEPL”) in the prior year and efforts to wind up the operations of the CGX joint venture. Professional fees decreased from $20,935 to $8,973 as a result of lower charges from accounting consultants. Share-based payments expense resulting from incremental fair value charges due to modification of terms of outstanding share purchase options decreased from $147,894 to $12,435.

The decreases in the above costs were offset by an increase in the following cost categories: Consulting fees increased from $22,500 to $30,000 as a result of the new CFO contract that was entered into during the current period ending September 30, 2011. Investor relations costs increased from $4,500 to $30,440 as the result of arrangements that have been made with the provider hosting the Company’s website.

The Company’s business consists of oil and gas exploration. Details on a geographic basis are as follows:

	September 30	June 30	July 1
	2011	2011	2010
Total Assets	$	$	$

North America	104,154	13,301	80,989
East Asia	38,206	31,183	38,167
	142,360	44,484	119,156

	For the	For the
	three months	three months
	ended	ended
	September 30,	September 30,
	2011	2010
Net loss	$	$

North America	281,806	1,322,215
East Asia	30,307	62,811
	312,113	1,385,026

ADDITIONAL DISCLOSURE

The “Past Quarter” ended September 30, 2011 marks the end of the First Quarter of the Company’s annual fiscal year ending June 30, 2012.

Material Contracts & Commitments
During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the unaudited and management prepared condensed interim consolidated financial statements for the Past Quarter published herewith.

Related Party Transactions
During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein or in the unaudited and management prepared condensed interim consolidated financial statements for the Past Quarter published herewith.

Details of the transactions and balances between the Company and other related parties are disclosed below:

a)

As at September 30, 2011, $470,000 (June 30, 2011 - $445,000) is payable to officers of the Company. This amount is included in accounts payable and accrued liabilities and is unsecured, non-interest bearing and has no specific terms for repayment.

As at September 30, 2011, the Company has received an aggregate of $138,527 (June 30, 2011 - $132,240) in advances from a related party. This amount is included in accounts payable and accrued liabilities and is unsecured, non-interest bearing and has no specific terms for repayment.

b)	Compensation of key management personnel

		For the three	For the three
		months ended	months ended
	Note	September 30, 2011	September 30, 2010
		$	$

Salary	(i)	75,000	75,000
Financing fees	(ii)	113,000	-

(i)	Key management personnel were not paid post-employment benefits, termination benefits or other long-term benefits during the three months ended September 30, 2011 and 2010.
(ii)

On September 21, 2011, the Company amended the terms of certain outstanding share purchase warrants to have a new expiry date of December 31, 2013. The amount attributable to directors and officers of the Company is $113,000 and has been recorded on the statements of loss and comprehensive loss as an increase in financing costs for the period.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by all the related parties.

Investor Relations, Publicity and Promotion
During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising
During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Critical Accounting Policies and Estimates
The details of the Company’s accounting policies are presented in Note 3 of the Company’s condensed interim consolidated financial statements for the period ending September 30, 2011. The following policies are considered by management to be essential for understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:

a)	Significant Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Critical accounting estimates

Significant assumptions relate to, but are not limited to, the following:

•	the carrying value and the recoverability of exploration and evaluation assets, which are included in the statements of financial position;
•	the future environmental rehabilitation costs;
•	the fair value determination of the Company’s promissory notes payable;
•	the inputs used in accounting for the valuation of warrants and modification of their terms;
•	the inputs used in accounting for share based payments expense which is included in the statements of loss and comprehensive loss; and
•	the deferred income tax asset valuation allowance.

b)	Exploration and Evaluation Assets

General exploration and evaluation (“E&E”) expenditures incurred prior to acquiring legal right to explore are charged to the consolidated statement of loss and comprehensive loss.

E&E expenditures incurred subsequent to acquisition of the legal right to explore are capitalized and accumulated in cost centers established on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, cost of drilling exploratory wells, and overhead charges directly related to acquisition and exploration activities, less any government incentives relating thereto. E&E assets are not depleted and moved into property, plant and equipment when they are determined to meet certain technical feasibility and commercial viability thresholds determined by management. Upon transfer to property, plant and equipment, E&E assets are assessed for impairment in addition to regular impairment reviews to ensure they are not carried at amounts above their estimated recoverable values.

The costs related to each cost center in the development stage is depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country. Oil and natural gas reserves and production is converted into equivalent units based upon estimated relative energy content

The capitalized costs less accumulated amortization in each cost centre from which there is production is limited to an amount equal to the estimated future net revenue from proved reserves (based on estimated future prices and costs at the statement of financial position date) plus the cost (net of impairments) of unproved properties ("ceiling test"). The total capitalized costs less accumulated depletion and amortization of all cost centres is further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

Changes in Accounting Policies

a)	Initial Adoption of IFRS

These are the first unaudited condensed interim consolidated financial statements prepared in accordance with IAS 34 and accounting policies consistent with IFRS. The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). The first date at which IFRS was applied was July 1, 2010 (“Transition Date”). IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.

IFRS 1 requires that the same policies are applied for all periods presented in the first IFRS financial statements and that those policies comply with IFRSs in effect as at the end of the first IFRS annual reporting period. Accordingly, the opening IFRS statement of financial position, 2011 comparatives and current period financial statements have been prepared using the same policies. The previously presented 2011 Canadian GAAP financial information has been reconciled to the IFRS information as part of the transition note in accordance with the requirements of IFRS1. Further, the policies applied have been done so on a full retrospective basis unless alternative treatment is permitted or required by an IFRS 1 election or exception.

The Company has applied the following exemptions to its opening statement of financial position dated July 1, 2010:

IFRS 3 - Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after July 1, 2010.

IFRS 2 – Share-based Payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payments to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that were granted prior to November 7, 2002 and vested before July 1, 2010.

IFRS 6 – Exploration and evaluation of mineral resources

IFRS 1 provides specific relief in respect of oil and gas assets in that it states that on transition to IFRS, where an entity has applied full cost accounting under its previous GAAP, its oil and gas assets may be measured as follows:

•	For exploration and evaluation assets, at the carrying value determined under Canadian GAAP; and
•	For assets in the development and production phases, at the amount determined for the cost center under Canadian GAAP allocated pro rata using reserves volumes or values at the transition date.

The Company has chosen to apply the exemption and continue using the cost of its exploration and evaluation assets determined under Canadian GAAP.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated July 1, 2010:

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of July 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. The adoption of IFRS did not have a material impact on the Company’s statements of loss and comprehensive loss and cash flow from operating, investing, and financing activities for the year ended June 30, 2011 and the three month period ended September 30, 2011 as previously presented under Canadian GAAP. There was also no material impact on the Company’s statement of equity as at July 1, 2010, for the three month period ended September 30, 2010 and for the year ended June 30, 2011 as presented under Canadian GAAP.

b)	Future Accounting Changes

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its financial statements.

On December 20, 2010, the IASB published Deferred Tax: Recovery of Underlying Assets – Amendments to IAS 12. The amendments provide an exception to the general principle in IAS 12 that the measurement of deferred income tax assets and deferred income tax liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset. This amendment applies to deferred tax assets or deferred tax liabilities that arise from investment property measured using the fair value model in IAS 40 and introduces a rebuttable presumption that the carrying value of the investment property will be recovered entirely through sale. The amendments must be applied for annual periods beginning on or after January 1, 2012.

In addition, in May 2011, the IASB issued the following standards which have not yet been adopted by the Company: IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IAS 27, Separate Financial Statements (IAS 27), IFRS 13, Fair Value Measurement (IFRS 13) and amended IAS 28, Investments in Associates and Joint Ventures (IAS 28). Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

Capital Resources
The Company has no operations that generate cash flow and its long term financial success is dependant on management’s ability to discover economically viable oil and gas deposits. The oil and gas exploration process can take many years and is subject to factors that are beyond the Company’s control.

In order to finance the Company’s exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for oil and gas exploration investment, the Company’s track record and the experience and caliber of its management.

With a working capital deficit of $930,187 as at September 30, 2011, the Company will not have sufficient funds to meet its administrative, corporate development and exploration activities over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

Risks and Uncertainties
The Company has no history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Recent degradation of the market conditions for the financing of equity and/or debt for oil and gas exploration and development companies has created additional uncertainty for future financing of the acquisition or development of the Company’s projects.

The Company’s property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labor, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and production facilities on oil and gas properties. Power may need to be generated on site.

Oil and gas exploration is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic oil or gas accumulation. There is no assurance that the Company's exploration activities will result in any discoveries of commercial accumulations of oil or gas. The long-term profitability of the Company's operations will in part be related to the success of its exploration programs, which may be affected by a number of factors that are beyond the control of the Company.

The oil and gas industry is intensely competitive in all its phases. The Company competes with many other oil and gas exploration companies who have greater financial resources and technical capacity.

The market price of energy is volatile and cannot be controlled.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Financial Instruments

Categories of financial instruments

	September 30	June 30	July 1
	2011	2011	2010
	$	$	$
Financial assets
FVTPL
Cash	122,067	17,427	88,843
AFS assets
Investments*	1	1	1
Loans and receivables
Receivables	2,440	2,383	1,881
	124,508	19,811	90,725
*	Investments are recorded at $1 as fair value is not reliably determined.

	September 30	June 30	July 1
	2011	2011	2010
	$	$	$
Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	801,435	816,866	284,787
Notes payable	31,359	30,603	-
Convertible debt	223,500	-	-
	1,056,294	847,469	284,787

Fair value of financial instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1	– unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	– inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	– inputs that are not based on observable market data.

The Company’s classifications of financial instruments within the fair value hierarchy are summarized below:

	September 30	June 30	July 1
	2011	2011	2010
	$	$	$
Level 1
Cash	122,067	17,427	88,843
Level 2	-	-	-
Level 3	-	-	-
	122,067	17,427	88,843

The carrying value of receivables, accounts payable and accrued liabilities, notes payable and convertible debt approximated their fair value because of the short-term nature of these instruments.

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company’ financial instruments are summarized below.

a)	Currency risk

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar through expenditures that are denominated in Canadian dollars and Indonesian Rupiahs. Also, the Company is exposed to the impact of currency fluctuations on its monetary assets and liabilities.

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than U.S. dollars:

						Accounts
						payable and
						accrued
September 30, 2011		Cash		Receivables		liabilities
Canadian dollars		$5,845		$4,635		$(31,396)
Indonesian Rupiah	RP	94,055,754	RP	-	RP	(22,500,000)

						Accounts
						payable and
						accrued
June 30, 2011		Cash		Receivables		liabilities
Canadian dollars		$59		$2,327		$(97,526)
Indonesian Rupiah	RP	4,476,099	RP	-	RP	(22,500,000)

						Accounts
						payable and
						accrued
July 1, 2010		Cash		Receivables		liabilities
Canadian dollars		$304		$1,881		$(32,793)
Indonesian Rupiah	RP	11,911,357	RP	-	RP	(72,236,435)

At September 30, 2011, with other variables unchanged, a +/- 10% change in exchange rates would decrease/increase pre-tax loss by $1,222.

b)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash is held by large Canadian and International financial institutions. Receivables consist of goods and services taxes due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to receivables is remote.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to maintain sufficient capital to meet short term obligations. As at September 30, 2011, the Company had a cash balance of $122,067 (June 30, 2011 - $17,427; July 1, 2010 - $88,843) which is not sufficient to settle current liabilities of $1,056,294 (June 30, 2011 - $847,469; July 1, 2010 - $284,787). Management is currently working on obtaining financing to meet these obligations.

d)	Interest rate risk

The Company has a positive cash balance and its debt bears interest at fixed rates. The Company has no significant concentrations of credit risk arising from operations. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

e)	Commodity price risk

The Company’s ability to raise capital to fund exploration and evaluation activities is subject to risks associated with fluctuations in the market price of natural gas. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. In the management of capital, the Company includes share capital as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or acquire or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements.

Additional Disclosure for Venture Issuers without Significant Revenue
Additional disclosure concerning Continental’s general and administrative expenses and exploration and evaluation costs is provided in the Company’s interim consolidated statement of loss and comprehensive loss and Note 6 – Exploration and Evaluation Assets contained in its condensed interim consolidated financial statements for the period ended September 30, 2011.

Approval
The Board of Directors of Continental has approved the disclosure contained in this MD&A.

Additional Information
Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation
Except for any contingencies elsewhere disclosed herein, or in the unaudited and management prepared, condensed interim consolidated financial statements for the Past Quarter published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements since its fiscal year end 2004. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

FORWARD-LOOKING INFORMATION

Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of reserves and resources, the realization of reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of oil and gas operations, environmental risks, permitting risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of resources; possible variations in resource reserves; accidents, labour disputes and other risks of the oil and gas industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as those factors detailed from time to time in the Company's interim and annual financial statements which are filed and available for review on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

---o0o---

Form 52-109FV2
CERTIFICATION OF INTERIM FILINGS
OTC reporting issuer basic certificate

I, Richard L. McAdoo, Chief Executive Officer of Continental Energy Corporation, certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together, the “Interim Filings”) of Continental Energy Corporation (the “Issuer”) for the interim period ended September 30, 2011.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the Interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: December 16, 2011

<Signed>

Richard L. McAdoo
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

(i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its Annual Filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s generally accepted accounting practices.

The Issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture Issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and Annual Filings and other reports provided under securities legislation.

Form 52-109FV2
CERTIFICATION OF INTERIM FILINGS
OTC reporting issuer basic certificate

I, Robert V. Rudman, Chief Financial Officer of Continental Energy Corporation, certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together, the “Interim Filings”) of Continental Energy Corporation (the “Issuer”) for the interim period ended September 30, 2011.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the Interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: December 16, 2011

<Signed>

Robert V. Rudman
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

(i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its Annual Filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s generally accepted accounting practices.

The Issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture Issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and Annual Filings and other reports provided under securities legislation.